

REDFLEX
G R O U P

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
): www.redflex.com.au



06011604

28 February 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

dlw 3/13





Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

RECEIPT COPY

28 February 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

Schedule I

Documents made public since the last submission on 9 February 2006:

Date	Item	Description
28 February 2006	Company Announcement	Redflex announces presentation entitled 'Investor Briefing February/March 2006
27 February 2006	Appendix 4D Report to the Australian Stock Exchange	Redflex announces the Australian Stock Exchange Report for the half-year ended 31 December 2005
17 February 2006	Appendix 3B	New issue announcement, application for quotation of 135,000 additional securities and agreement.
13 February 2006	Company Announcement	Redflex announces the City of Duncanville Texas Partners with Redflex to Save Lives

REDFLEX HOLDINGS LIMITED



INVESTOR BRIEFING

FEBRUARY/MARCH 2006

Introduction



- **Chris Cooper**
  Chairman
  Redflex Holdings Limited



- **Graham Davie**
  CEO
  Redflex Holdings Limited



- **Ron Johnson**
  CFO
  Redflex Holdings Limited

Redflex Holdings Limited



- **ASX Listed since 1997 - RDF**
- **87 Million shares on issue**
- **Market cap ~$250 million**
- **Headquarters**
  - 31 Market Street, South Melbourne. Australia.
- **Staff**
  - Approximately 300
- **Two divisions**
  - Traffic & Communications



Redflex Businesses

- **Traffic Photo Enforcement**
  - Red light camera systems
  - Speed camera systems
  - Combination Red light/speed
  - Toll enforcement
  - Time over distance speed
  - Weigh in motion
- **Communications**
  - Complex Communications for Defence & Government
  - Subject to divestment process





Redflex Group Highlights

- 68% revenue growth over corresponding period
- 141% NPBT growth
- 66% NPAT growth (FY05 – No tax applicable)
- Continued growth in USA Traffic Business
- Growth expected to continue
  - 401 cameras installed in USA at 31 Dec 04
  - 463 cameras at 30 June 05
  - 540 cameras at 31 Dec 05
  - 575 cameras at end Feb 06
- 101 Freeway project commenced operation in Jan 2006
- Harris Bank Facility increased to US$19 million
- Lockheed Martin Communications contract settled on favourable terms

Achievements

- Continued growth in revenue and profit
- A substantial increase in the rate of new contract signings over the period
- An increase in the number of states in the USA with speed camera systems
- The first freeway speed enforcement system in the USA installed and operating
- The number of contracts in the USA has now exceeded 80, with 20 new contracts and three major extensions to existing contracts since 1 Jul 05;
- Key new contracts in Australia

Financial Results

- **Introduction of AIFRS**
  - Some changes to accounting policies due to AIFRS
  - Restated prior period results for comparisons
  - Differences in presentation and notes to accounts
- **First period with significant tax effect**
  - Net Profit Before Tax (NPBT) is the appropriate basis for comparison for this FY.
  - Effective tax rate 32%
- **Transfer Pricing Review**
  - Completed and implemented
- **Impact of LM settlement**



Financial Performance



- **Revenue**
  - Up 68% to $36.59 million
- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - Up 85% to $13.33 million
- **Net Profit Before Tax (NPBT)**
  - Up 141% to $8.35 million
- **Net Profit After Tax (NPAT)**
  - Up 66% to $5.68 million





Note: Revision to 31 Dec 2004 EBITDA comparative released in App 4D should read: Corporate (1,582), Communications 995, Traffic 7,781 giving Total 7,194 (in $000's).

Profit History



$m
10
8
6
4
2
0
-2
-4
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
NPBT

Profit By Division H1 FY06

Traffic	$3.785 million
Communications	$5.725 million
Corporate	$(1.165) million
Group	$8.345 million
Tax expense	$(2.667) million
NPAT	$5.678 million



Financial Position

- **Total Assets**
  - $107 million
  - Up 26% from $85 million in H2 05



- **Net Assets/Equity**
  - $68 million
  - Up 13% from $60 million in H2 05





Cash Position Highlights

- CAPX (PPE) of $10.8 million compared to cash generated from operations of $14.2 million (EBITDA of $13.3 million)
- Harris Bank facility of US$19 million drawn to US$14.5 million
- Cash and equivalents on hand at 31 Dec 05 of $19.6 million
- Planned growth expected to be fundable from existing facilities and cash generated



EPS and NTA

- **Basic Earnings per Share**
  - 6.61 cents
  - Up 62% from 4.07 cents in H1 FY 05
- **Diluted Earning Per Share**
  - 6.34 cents
  - Up 66% from 3.82 cents in H1 FY 05
- **Net Tangible Assets Per Share**
  - 66.8 cents
  - Up 20% from 55.9 cents at 31 Dec 04

Traffic - Company Overview


Melbourne Office


Los Angeles Office


Scottsdale, Arizona Office

Redflex Traffic Systems Inc

- 100% owned by Redflex Holdings Limited (ASX RDF)
- Registered in Delaware
- Largest digital photo enforcement outsourcing operation globally with 81 contracts in the USA
- Business history in the USA since 1985
- Acquired American Traffic Systems business in 1999

Traffic - Company Overview (continued)

- **Redflex Traffic Systems Inc:**
  - Business arena: Photo Enforcement
  - Subsidiaries (100%)
    - Redflex Traffic Systems (California) Inc
    - Redflex Traffic Systems Pty Ltd (Australia)
  - Employees: Approx 250
  - Sales: A$23 million H1 FY06
  - Website: www.redflex.com

Our technology delivers proven Public Safety benefits which are funded through the citations issued by the delivered systems.

RTS USA Business Model


RED LIGHT CA


PHOTO
ENFORCED

- **Build Own Operate-USA Example**
  - 5 to 7 year contracts with cities for red-light programs.
  - Revenue stream based on system performance and driver behaviour.
  - Revenue models
    - Fixed monthly fee or fee + per citation mix
    - Fixed fee per citation issued or collected
  - High quality debtors, payment on 30 days generally.
  - Typically 6 - 20 red-light camera systems per city.
  - City shares revenues with Redflex.
  - Accident/fatality reduction of 15 - 50% over time.

Competitive Advantages



- Technical capability of delivered systems (higher yields)
- Camera System Performance
- Quality of services
- Financial strength
- Overall experience and roll out rate
- Patent portfolio
- Citation processing and back office capability
- Satisfied customers
- Proven business team




Redflex USA Exp
supplier/operator of photo
public safety in
• Growing number of speed contracts – now in 8 states
• 575 Photo Enforcement systems delivered (at end Feb 06)
• USA business is dominated by Build-Own-Operate contracting model
• 100% retention through contract renewals





Redflex USA Experience

- Largest supplier/operator of photo enforcement for public safety in the USA
- Contracts with 81 Cities
- ... in 16 States
- Growing number of speed contracts – now in 8 states
- 575 Photo Enforcement systems delivered (at end Feb 06)
- USA business is dominated by Build-Own-Operate contracting model
- 100% retention through contract renewals

Key Operational Data



- 20 new contracts since 1 Jul 05
- 3 new states since 1 Jul 05
- 575 cameras installed at end Feb 06 (540 at 31 Dec 05)
- Processing over 160,000 events per month in Scottsdale back office
- Targeting 200 installations in FY06
- Staff – approx. 160 in USA
- First freeway speed enforcement contract in USA



Redflex Photo Enforcement Installation Trend

(USA Only)



Installed Systems
700
600
500
400
300
200
100
0
Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05

New Contracts in USA

- **Rapid Sales growth - 20 new contracts since 1 Jul 05**

Laguna Woods, California	Los Alamitos, California
Bellwood, Illinois	San Leandro, California
Davenport, Iowa	Rocklin, California
Trotwood, Ohio	Loma Linda, California
Plano, Texas	Yuba City, California
Newberg, Oregon	Richardson, Texas
Frisco, Texas	Denton, Texas
Knoxville, Tennessee	Griffin, Georgia
Auburn, Washington	Columbus, Ohio
Baldwin Park, California*	Duncanville, Texas*
* Contracts signed since 1 January 2006.	



Regional Coverage

MONTAN
NORTH
DAKOT
MAINE
V
NH
MASS
WISCONSI
IDAHO
MICHIGAN
NEW
WYOMIN
RI
CONN
NE
JERSEY
PENN
NEBRASKA
NEVADA
INDIANA
DELAWAR
UTA
W
MARYLAND
KANSAS
MISSOURI
KENTUCK
OKLAHOMA
ARKANSAS
SOUT
CAROLINA
MISS
ALABAMA
LOUISIANA
FLORIDA



Investments in Future Growth

- **Substantial investment in H1 06 to position for further growth**
  - Lobbyists to support legislative developments
  - Additions to sales team
    - Enhanced geographical coverage
  - Increased commitment to National Campaign to Stop Red Light Running
  - New Government Affairs director appointment
  - New co-location facility for full data replication
    - Enhances data and operations security
  - New image and storage architecture
  - Move to 24x7 back office operations
    - Capacity to accommodate 101 Freeway project
  - Additional engineering capability in USA
  - Enhanced maintenance capability.


National
Campaign
to Stop
Red Light
Running

- **Associated costs are reflected in H1 results**



USA Potential Market

- 350,000 signalized intersections
- Typically 4 directions of travel in each
  =1,400,000 directions of travel
- Assuming 1/20 to 1/40 enforced
  = 35,000 to 70,000 approaches
- US$2-4 billion potential p.a.

- 2,500 candidate cities (>10,000 pop.)
- Assuming average 15-20 cameras each
  = 37,000 to 50,000 approaches

- Market is relatively small at present but showing good growth
- Wider community support is emerging
- Estimated market is US$ 4 to 10 billion (2-5x red light market)

- Approx 2-3% of the market penetrated for red light
- Photo enforcement is high growth opportunity in the USA.
- Redflex has contracts in 16 states, 8 with speed enforcement


RED
LIGHT
PHOTO
ENFORCED

Market leadership





- **Outsourcing programs with local government for public safety**
  - Redflex is the largest provider of red light photo enforcement in the USA.



- **Advanced digital camera technology**
  - Redflex camera systems deliver a more efficient and higher quality evidence package than the competition.



- **Vehicle detection technology for both position and speed**
  - Redflex detection technology delivers better results based on public data tha[illegible] competing products.
- **End to end processing of photo enforcemen[illegible] citations**
  - Redflex is the leader in providing end to end process of photo enforcem[illegible] both software design and operation.
- **Construction and program implementation**
  - Redflex capability to design, install and commission leads the industry.



Products and services

- Red-Light Enforcement
- Red-Light/Fixed Speed
- Roadside Fixed Speed
- SMARTCAM-Deployment
- Mobile Photo Radar Speed Van
- Mobile Speed Enforcement
- Redflex Lasercam
- SMART Scene video
- Back Office Processing
- SMART Ops – web based authorisation & reporting
- PhotoNotice – web based public viewing access
- Point to point speed


t
ent in

The Redflex End-to-End Turnkey Program



Redflex offers the only fully integrated program.

Redflex manufactures its own all-digital camera units.

Redflex operates its own processing centers and personally provides hands-on customer support for the life of the program.

Redflex Secure Digital Integrated System Architecture


REDFLEX
SmartScene
Photo Enforcement Camera
REDFLEX
red/speed
Photo Enforcement Camera
VPN
VPN
Internet
Fixed-site
REDFLEXspeed
Camera
VPN
VPN
Authorization
Back Office Processing

Back Office- Redflex Proprietary SmartOpsTM Processing Application


B

Scene "A"

(Double Left Turn Lane)

Vehicle clearly behind the limit line at 4/10ths of second into the red phase

Red phase clearly visible

Zoomed license plate image


A
SmartOps

Scene "B"

(Double Left Turn Lane)

Vehicle clearly committing the violation at 1.8 seconds into the red phase

Red phase clearly visible

Zoomed facial image

Web-Based Citation Authorization


SmartOps
POLICE AUTHORIZATION
Incident Detail
Sort Fields
Search
Incident No
Search
Incident List
[R] 6/27/2002 13:00
[R] 6/27/2002 13:09
[R] 6/27/2002 13:40
[R] 6/27/2002 15:10
[R] 6/27/2002 15:20
[R] 6/27/2002 15:39
[R] 6/27/2002 15:45
[R] 6/27/2002 15:46
Logout
Review and verify incidents listed to the left hand side of the screen by clicking on an incident sorted by date, citation number, or plate number. Upon choosing an incident for review, view an incident detailed image by clicking on one of four thumbnail images. Accept or reject incident views by clicking the corresponding button to the right. Upon acceptance or rejection, an incident may be validated or invalidated and is logged into a central database.

< Citation Review Page

All citations are accessed by an "inbox" format

Citations are easily sorted and accessed

Citation Review Page >

(Double Left Turn Lane)

All images are clearly viewable from a single page

Each image can be enlarged to full-r... with a single-click

All DMV & incident information plainly stated


SmartOps
POLICE AUTHORIZATION
REDFLEX
Incident Detail

REDFLEX HOLDINGS LIMITED



Global Experience In Speed Enforcement

- **USA**
  - 8 States with speed enforcement
- **Australia**
- **United Kingdom**
- **Greece**
- **South Africa**
- **Spain**
- **Bahrain**
- **Saudi Arabia**
- **Taiwan**



Non-USA Business Model

- **Sales Model- Example Europe & Pacific region**
  - Sale of equipment to government departments or Police.
  - Sale or licence of back office system to support the citation issuance.
  - 1-5 year maintenance contracts and re-certification of installed systems.
  - Typically repeat business as programs grow and requirements change.
  - Profits and cash-flow available to reinvest.



Non USA Operations

- **Geelong Freeway fixed digital speed systems**
  - Contract won in Sep 05, completed Dec 05, live in Jan 06
- **Additional Red Light/Speed Cameras for Victoria**
- **Second Rail Crossing Enforcement Camera installed in Victoria**
- **Bus Lane enforcement systems for NSW**
  - Live throughout NSW
- **NSW Cross City Tunnel linked to Variable Speed Signs**
- **Installation of Tunnel cameras in Taiwan**
- **Increased Research and Development activities**
  - High resolution & high performance digital cameras
  - New detection technologies
- **Manufacturing & delivering for USA, Australian and International business**







Outlook

- Profitable installed base and contracted backlog in hand to grow business in FY06.
- USA Revenue base starting point for FY06 installed systems increased from 463 to 575 at end Feb 2006
- Expected growth to approx 660 systems by 30 June 2006.
- Favourable market conditions and competitive position.
- Strong intellectual property and product portfolio in target markets.
- Continue dominant position in the USA.
- 101 Freeway project expected to continue successful operation





Communications - Business Model

- **Defence and Government Project Based Business**
  - Long duration projects, long sales lead time
  - Milestone payments
- **Clients - Governments & Large Prime Contractors**
  - Lockheed Martin
  - Northrop Grumman
  - Boeing
  - Thales
  - BAE
  - Raytheon
- **Project delivery times have been shortened**
  - Less Development – More standard product
  - Technology updated and enhanced





Communications - Highlights

- **Lockheed Martin FS21 contract settled**
  - Terminated for convenience
  - Positive cash/profit effect for the group reflected in H1 results
  - Both parties released from future claims
- **Net Profit Before Tax for H1 - $5.7 million**
- **Battlefield Communications System**
  - In final stages of delivering initial four systems
  - Indefinite delivery, indefinite quantity (IDIQ) with potential for further $15 million in sales
- **Major contract win with NATO country in Europe ($1.4 million)**
- **R&D Grant of $2.8 million over 2.5 years**
  - Grant funding completes in 2006
  - New Switchplus Gen 3 technology development expected to be complete in 2006.
  - Development program on track
- **Divestment options are being pursued**

APPENDIX 4 D

REDFLEX HOLDINGS LIMITED

ABN: 96 069 306 216

ASX REPORT FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND LODGED WITH THE ASX UNDER LISTING RULE 4.3A

The Company showed revenue from ordinary activities of $36.586 million which was up 67.9% on the corresponding first half of the previous financial year.

The net profit before tax for the Group was $8.345 million which was up 140.6% on the corresponding period in the last financial year.

		$A'000
Revenues from ordinary activities	Up 67.9% to	36,586
Profit (loss) from ordinary activities before tax	Up 140.6% to	8,345
Profit (loss) from ordinary activities after tax	Up 65.7% to	5,678
Net profit (loss) for the period attributable to members	Up 65.7% to	5,678

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil
Interim dividend	Nil	Nil

Ratios	Current period	Previous Corresponding Period
Profit before tax / revenue		
Consolidated profit (loss) from ordinary activities before tax as a percentage of revenue	22.8%	15.9%
Profit after tax / equity interests		
Consolidated net profit (loss) from ordinary activities after tax attributable to members (as a percentage of equity (similarly attributable) at the end of the period	8.35%	5.67%
Earnings per share Basic EPS	6.61 cents	4.07 cents
Earnings per share Diluted EPS	6.34 cents	3.82 cents
Net tangible asset backing per ordinary security	66.8 cents	55.9 cents

Redflex Holdings limited has continued to deliver increasing revenue and profits for the first half of the 2005/2006 financial year.

Highlights for the half, and subsequently, have been:

- Continued growth in revenue and profit
- A substantial increase in the rate of new contract signings over the period
- An increase in the number of states in the USA with speed camera systems
- The first freeway speed enforcement system in the USA installed and operating
- The number of contracts in the USA has now exceeded 80, with 20 new contracts and three major extensions to existing contracts;
- Key new contracts in Australia

REDFLEX TRAFFIC SYSTEMS USA

Redflex Traffic Systems (RTS) in the USA continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier of outsourced photo enforcement systems in the USA.

New Contracts

In the USA, Redflex Traffic Systems now has contracts with 81 cities across 16 states, with 18 of those contracts and 3 new states coming in the first half of the 2005/2006 financial year.

Over the period 4 additional states now include mobile speed vans as part of the contract, bringing to 8 the number of states with speed enforcement programs

New contracts have been signed in the following cities from 1 July 2005 to the date of this report:

- Laguna Woods, California
- Bellwood, Illinois
- Davenport, Iowa
- Trotwood, Ohio
- Plano, Texas
- Newberg, Oregon
- Frisco, Texas
- Knoxville, Tennessee
- Auburn, Washington
- Baldwin Park, California*
- Los Alamitos, California
- San Leandro, California
- Rocklin, California
- Loma Linda, California
- Yuba City, California
- Richardson, Texas
- Denton, Texas
- Griffin, Georgia
- Columbus, Ohio
- Duncanville, Texas*

* Contracts signed since 1 January 2006.

In addition, substantial extensions to existing contracts have been:

- a contract extension in the City of Chicago, Illinois, received in November, for a further 20 systems, construction of which is now complete making the Chicago program the largest photo enforcement program in the USA.
- Introduction of the first fixed photo speed enforcement systems on a US freeway. It is situated on a 7.8 mile stretch of freeway in Scottsdale, Arizona. Utilizing our new high resolution cameras and multiple speed verification processes the system performance and image quality has proven to be excellent. Since the pilot's inception beginning 22 January 2006 through to 21 February 2006, over 14,000 warning notices were printed. Initial results show a pleasing improvement in driver behavior and consequent reduction in the number of violations. The system began issuing citations from 22 February 2006.
- the transition in Albuquerque, New Mexico from an initial pilot program to a full contract for up to 10 camera systems.

Installations

The average installation rate has maintained pace at approximately 13 cameras per month for the first half of the current fiscal year. A higher rate of installation is projected for the second half, with the expectation that approximately 200 cameras will be installed over the full financial year.

The Installation base continues to grow at a consistent rate.

- 463 systems installed at 30 June 2005.
- 540 systems installed at 31 December 2005.
- 575 systems installed at the date of this report.

The number of installed systems includes cameras that may not be generating revenues for reasons including: warning periods; delays in going live; legislative issues; roadworks; knockdowns or maintenance actions.

Growth Initiatives during the Period

The acceptance of photo enforcement has allowed expansion of activities to introduce additional speed detection into cities. This aligns with Redflex's strategy to grow into the greater speed enforcement market.

There has been an investment in government relations over the first half of the financial year with the appointment of a Director of Government Affairs and the use of lobbyists to assist in our marketing effort and to provide input to legislative outcomes that could affect the photo enforcement business.

The Company has increased processing capability to support new contracts, including the 101 Freeway project, and now operates citation processing 24 hours per day, 7 days per week.

These initiatives have added additional cost during the half, but have been necessary to underpin future performance and are expected to give rise to operational benefits in the future.

The increase of the credit facility with Harris Bank to US$19 million provides capacity to further expand our rate of growth of installed camera systems to the point where future growth can be funded from cash generated from the business.

Operational Accomplishments

Photonotice.com is a website available to violators to view their violation videos once a citation is received. This website is being rolled-out to all USA customers between February 1 and March 30. When a violator receives their citation in the mail they are also provided instructions for accessing their citation information on this website. Prior to Photonotice.com, Redflex provided limited access to violation videos in a small number of cities while it went through implementing extensive security measures and database reconfigurations to secure each violator's personal data.

The volume of data and the importance of that data for our business and for our customers has led to the establishment of a 'co-location facility' which provides full offsite data replication, enabling the data and processing capability to be re-established rapidly in the event of a major failure at, or destruction of, our primary processing location. This is in addition to a full backup/recovery program, secure off site storage, and disaster recovery plans that previously underpinned security of data and continuity of operation.

We have received approval of the Redflex speed van product from the International Association of Chiefs of Police (IACP) in the USA.

Financial

The USA Traffic division continued its growth during the first half of the financial year, despite a number of challenges on both the legislative and operational aspects of the business.

Recurring revenue from the Build Own Operate activities of the USA Traffic division increased to $17.5 million from $13.6 million in the previous corresponding period.

Earnings before Interest, Tax Depreciation and Amortisation for the whole Traffic Division, our key indicator of cash generation in this business, increased to $8.814 million from $8.055 million in the previous corresponding period.

During the first half the Company invested in the geographical expansion of our sales and marketing team to cover emerging markets across the USA. The Company has also made a substantial investment in a data replication co-location facility to ensure continuous processing should a major incident occur within the main processing centre.

Legislative activity was high in many states, both new and existing, during the half year and the Company has taken on resources to ensure adequate representation is available where legislative decisions are being either made or challenged. The investment in this activity in the early stages is crucial to ensuring favourable outcomes for the Company.

The overall profit result for the Traffic Division reflects these investments in maintaining our market dominance and should reflect positively on future results.

REDFLEX TRAFFIC SYSTEMS AUSTRALIA

Redflex Traffic Systems has continued its success in Australia with a number of orders for important projects and successful implementations for our customers.

On the 9th September 2005, the Victorian Government awarded Redflex the responsibility to install fixed digital speed cameras on the Geelong Freeway. The system was installed by December and went live at the end of the school holidays on the 30th January 2006. The impressive performance of the whole team clearly demonstrated how Redflex can be relied on to deliver these important projects.

The team's performance was rewarded when the Victorian Government returned to Redflex in November with the award of additional Red-Light/Speed Enforcement Cameras to be installed at critical intersections throughout the State. This project is well underway and the team is well ahead of schedule and delivering good results for our customer.

Redflex has now installed a second Railway Crossing Enforcement Camera in Victoria. These systems are providing invaluable data regarding road safety at railway crossings. We continue to work with the Victorian Government on this important initiative to reduce human trauma in the future.

Redflex bus lane enforcement camera systems have gone live throughout New South Wales. This world-leading system detects vehicles traveling at multiple points through the bus lane. The system uses optical character recognition of number plates to identify each vehicle and then determines those vehicles that are illegally using the bus lanes.

Speed cameras linked to variable speed limit signs have been installed in the Cross City Tunnel in Sydney and a number of fixed speed cameras have been installed throughout New South Wales.

It is particularly important delivering so many achievements and working so closely with the Governments in our home market.

Earlier in the year Redflex had success in Asia with the installation of speed cameras for a major tunnel in Taiwan.

Research and Development continues apace, with new technologies being deployed throughout the world. High resolution and high performance cameras improve prosecution rates which flow through to the bottom line. New detection technologies are expected to improve Redflex's competitive advantage and bode well for the future.

REDFLEX COMMUNICATIONS SYSTEMS

Redflex Communications Systems has commenced the commercialization phase of its Generation III product, with contracts with Air Forces in both the USA and Europe being secured and finalized during the half-year ended 31 December 2005. Redflex Communications is pleased with the market's interest in its next generation product and looks forward to finalizing this product with the assistance of the AusIndustry R&D START grant in the second half.

The announcement of the major FS21 contract with Lockheed Martin was a major highlight early in the half, however the decision of Lockheed Martin to terminate the contract for convenience later in the half was a corresponding major setback to the Company. A settlement has been successfully negotiated with Lockheed and the impact of that settlement is reflected in the 2006 half year results.

The Company is now focusing on new opportunities and continuing to deliver on other contracts in place. Revenues for the second half of 2006 financial year are expected to be lower than for the first half of 2006 financial year but all indications are that internal profit forecasts set for FY2006 will be achieved this Financial Year.

With the Lockheed Martin contract situation now resolved, Directors are reassessing the options for the divestment of the company.

OUTLOOK

The Company is positioned to further grow its business given its strong operating achievements, signed contracts in the USA relating to the USA Traffic division, and a strong pipeline of prospects and selections with additional cities.

DIRECTORS' REPORT

Your Directors submit their report for the half-year ended 31 December 2005

The names of the Company's Directors in office during the half-year and until the date of this report are as below. Directors were in office for the entire period unless otherwise stated.

- Christopher Cooper (Chairman)
- Robin Debernardi
- Peter Lewinsky
- Bruce Higgins
- Graham Davie (Chief Executive Officer)

Review and results of operations – Half Year ended 31 December 2005

The Group experienced a significant increase in revenue and before and after tax profits during the first half of the 2005/2006 year.

For the first half of the 2005/2006 year the Redflex Consolidated entity reported:

- Revenues: $36.586 million - up 67.9% on the corresponding period in the previous financial year.
- Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA): $13.325 million - up 99.8% on the corresponding period last year.
- Net Profit before Tax: $8.345 million - up 140.6 % on the corresponding period last year.
- Net Profit after Tax: $5,678 million - up 65.7 % on the corresponding period last year.

The substantial increase in revenue occurred across both the Traffic and Communications businesses.

Revenue relating to the Traffic division increased to $23.039 million from $18.365 million in the previous corresponding period. Earnings Before Interest, Tax Depreciation and Amortisation, our key indicator of cash generation in this business, increased to $8.814 million from $8.055 million in the previous corresponding period.

Pre-tax profit for the Traffic division was $3.785 million compared to $4.367 million in the previous corresponding period. The comparison with the previous corresponding period needs to be considered in light of the fact that the first half of FY05 comparative included the sales revenue and profits for the sale of 20 camera systems within the USA. There is no corresponding sale in the first half of FY2006 with planned sales now likely to occur in the second half of FY2006.

In the USA, Redflex Traffic Systems now has contracts with 81 cities across 16 states, with 18 of those contracts and 3 new states coming in the first half of FY 2006. Over the period 4 additional states now include mobile speed vans as part of the contract, bringing to 8 the number of states with speed enforcement programs

In addition, substantial extensions to existing contracts have been:

- a contract extension in the City of Chicago, Illinois, received in November, for a further 20 systems, construction of which is now complete making the Chicago program the largest photo enforcement program in the USA.
- introduction of the first fixed photo speed enforcement systems on a US freeway. The system began issuing citations from 22 February 2006.
- the transition in Albuquerque, New Mexico from an initial pilot program to a full contract for up to 10 camera systems.

Revenue in the Communications business increased to $13.1 million from $3.4 million in the previous corresponding period. Pre-tax profit increased to $5.725 million from $0.673 million in the previous corresponding period. A significant influence on this result was the FS21 contract with Lockheed Martin that was terminated late in the period. Revenue and profit arising from the settlement of the terminated contract are reflected in the first half-year result.

Financing Activities

During the year the Company increased the secured Revolving Credit Facility through Chicago based, Harris Trust & Savings Bank to USD 19 million to fund the growth within the USA Traffic Division. Harris Trust and Savings Bank has been granted a first and only priority senior security interest in Redflex Traffic Systems Inc and its subsidiaries.

At 31 December 2005 the Group had cash on hand and on deposit of $19.6 million.

The funding places the Company in a strong financial position going forward with the ability to maintain and increase current installation rates. Based on current projections for growth, this facility is considered adequate to take the Company to the point where the capital expenditure required for planned growth is fully fundable from net operating activities.

Events subsequent to 31 December 2005

There have been no events of a material nature subsequent to 31 December 2005 that are likely to have an impact on the results and not otherwise dealt with in this report.

Rounding

The amounts contained in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor's Independence

The Company has received the Auditor's Independence Declaration dated 27 February 2006 which forms part of this Directors' Report.

Signed in accordance with a resolution of the Directors.

Graham Davie

Director

Melbourne, 27 February 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Redflex Holdings Limited

In relation to our review of the financial report of Redflex Holdings Limited for the financial half-year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Partner
Melbourne

Date: 27 February 2006

	Consolidated Entity	
	31-Dec-05 $'000	31-Dec-04 $'000
Continuing Operations		
Total revenue	**36,586**	**21,786**
Expenses		
Materials & consumables used	7,427	3,567
Depreciation expense	4,254	2,893
Amortisation of Intangibles	633	593
Borrowing costs	765	239
Salaries & wages expense	13,789	7,965
Rental/operating leases	238	262
Occupancy costs	683	512
Provision for obsolescence and warranty	157	252
Outlays Capitalised in Intangibles	(1,643)	(995)
Equity based payments	108	291
Other expenses	1,830	2,738
Total expenses	**28,241**	**18,317**
Profit before income tax	**8,345**	**3,469**
Income tax expense	2,667	42
Profit after tax attributable to members	**5,678**	**3,427**
Franked Dividends per share	0 cents	0 cents
Basic earnings per share	6.61 cents	4.07 cents
Diluted earnings per share	6.34 cents	3.82 cents

	Note	Consolidated Entity	
		31-Dec-05 $000	30-Jun-05 $000
Current Assets			
Cash Assets		5,174	3,344
Term deposits		14,436	5,000
Security Deposits		1,032	1,423
Receivables		9,077	9,704
Inventories		16,173	12,519
Other assets		219	196
Total Current Assets		**46,111**	**32,186**
Non-Current Assets			
Property Plant & equipment		45,460	38,939
Intangible Assets		10,370	8,771
Deferred Tax Assets		5,254	5,385
Total Non Current Assets		**61,084**	**53,095**
Total Assets		**107,195**	**85,281**
Current Liabilities			
Payables		10,611	7,095
Interest- bearing liabilities		774	126
Income Tax Payable		2,169	252
Provisions		604	634
Total Current Liabilities		**14,158**	**8,108**
Non Current Liabilities			
Interest- bearing liabilities		19,860	12,676
Deferred Income Tax liabilities		5,061	3,922
Provisions		120	182
Total Non Current Liabilities		**25,441**	**16,780**
Total Liabilities		**39,199**	**24,888**
Net Assets		**67,996**	**60,393**
Equity			
Issued Capital		80,786	79,900
Foreign Currency Translation Reserve		(1,229)	(2,268)
Retained Earnings		(11,561)	(17,239)
Total Equity		**67,996**	**60,393**

	Note	Consolidated Entity 31-Dec-05 $000	31-Dec-04 $000
Cash Flows from Operating Activities			
Receipts from customers		36,881	20,035
Receipt of Government Grants		753	537
Payments to suppliers and employees		(23,063)	(18,392)
Interest received		384	38
Interest and other costs of finance paid		(765)	(239)
Net Cash Flows from (Used in) operating activities		**14,190**	**1,979**
Cash Flows from Investing Activities			
Payments for property, plant and equipment		(10,775)	(7,431)
Capitalised research and development		(1,504)	(1,260)
Net Cash Flows from (Used in) investing activities		**(12,279)**	**(8,691)**
Cash Flows from Financing Activities			
Proceeds from Bank Borrowings		7,524	7,090
Proceeds from share issues		308	5,403
Net Cash Flows from (Used in) financing activities		**7,832**	**12,493**
Net Increase/(Decrease) in Cash held		**9,743**	**5,781**
Cash at beginning of financial year		9,767	4,021
Effect of currency translation on opening cash balance		100	(314)
Cash at End of Financial Year		**19,610**	**9,488**
Reconciliation of Cash			
Cash at the end of the year consists of:			
Cash at Bank		5,174	9,488
Deposits at call		14,436	0
		19,610	**9,488**

	Issued Capital	Foreign Currency Translation reserve	Retained Earnings	Total Equity
	$000	$000	$000	$000
At 1 July 2004	73,633	0	(24,448)	49,185
Profit for the period	0	0	3,427	3,427
Currency translation differences	0	(1,755)	0	(1,755)
Proceeds from Share Purchase Plan	5,063	0	0	5,063
Conversion of Options	340	0	0	340
At 31 December 2004	**79,036**	**(1,755)**	**(21,021)**	**56,260**
At 1 July 2005	79,900	(2,268)	(17,239)	60,393
Profit for the period	0	0	5,678	5,678
Share-based payments	109	0	0	109
Currency translation differences (net of tax)	0	1,039	0	1,039
Conversion of Options	777	0	0	777
At 31 December 2005	**80,786**	**(1,229)**	**(11,561)**	**67,996**

NOTE 1 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all the notes of the type usually included in an Annual Financial Report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report for Redflex Holdings Limited as at 30 June 2005 which was prepared based on Australian Accounting Standards applicable before 1 January 2005 ("AGAAP"). It is also recommended that the half-year Financial report be read in conjunction with any public announcements made by Redflex Holdings Limited during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

This half-year financial report is a general-purpose financial report, which has been prepared in accordance with the Corporations Act 2001, applicable accounting standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, unless otherwise stated.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Statement of Compliance

The half-year financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the half-year financial report, comprising the financial statements and notes thereto, complies with International Financial reporting Standards ("IFRS").

This is the first half-year financial report based on AIFRS and comparatives for the half-year ended 31 December 2004 and full year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS are disclosed in Note 1 (c) below

Reconciliations of :

- AIFRS equity as at 1 July 2004, 31 December 2004 and 30 June 2005; and
- AIFRS profit for the half-year ended 31 December 2004 and full year 30 June 2005,

to the balances reported in the 31 December 2004 half-year report and 30 June 2005 full-year financial report prepared under AGAAP are detailed in Note 1 (e) blow.

(c) Summary of Significant accounting policies

(i) Basis of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising Redflex Holdings Limited (the parent Company) and all entities controlled by the Company during the year.

The financial statements of subsidiaries are prepared for the same accounting period as the parent company, using consistent accounting policies.

Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date from which control is transferred out of the Group.

(ii) Foreign Currency Translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (A$).

Transactions in foreign currencies of entities within the Consolidated Entity are initially converted to local currency at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of the overseas subsidiaries, Redflex Traffic Systems Inc, Redflex Traffic Systems (California) Inc and Redflex Communication Systems Inc, is United States Dollars (USD$).

As at the reporting date the assets and liabilities of these overseas subsidiaries are translated into the presentation currency of Redflex Holdings Limited at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.

The exchange differences are taken directly to a separate component of equity.

On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

(iii) Property, Plant & equipment

Items of property plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

Depreciation rates are adopted as follows:

- Furniture & Fittings and Other: 13-18% pa reducing balance
- Leasehold Improvements: 20% pa straight line
- Property, Plant & Equipment: Straight line over a period of seven years

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash generating units are written down to their recoverable amount.

The recoverable amount of plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(iv) Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operations.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

(v) Research and Development Costs

Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over future periods based on expected future sales from the related project.

The commencement date for amortisation is the date of commissioning the product and capitalised costs are amortised over a ten year period.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

Internally generated development costs are determined to have a finite life and are amortised over a 10 year period on a straight line basis.

(vi) Recoverable amounts of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash flows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to that asset.

(vii) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw Materials - purchase cost on a weighted average basis; and
- Work-in-progress - cost of direct material and labour and a proportion of manufacturing overheads based on normal operating capacity, and
- Infrastructure Components - Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost.

The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

(viii) Cash and cash equivalents

For the purposes of the Cash Flow Statement, cash includes cash on hand and in banks readily convertible to cash within two working days at nominal value, net of any outstanding bank overdrafts where offset arrangements exist.

(ix) Leases

Leases are classified at their inception as either financial or operating leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance Leases, which effectively transfer substantially the entire risks and benefits incidental to ownership of the leased item to the Group are treated as financial leases and capitalised at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the term of the lease.

Leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as the lease income.

Operating leases are recognised as an expense in the income statement on a straight-line basis over the lease term.

(x) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Any liabilities expected to be settled within twelve months are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(xi) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of Goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Rendering of Services

Where the contract outcome can be reliably measured control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract.

Where the contract outcome cannot be reliably measured revenue is recognised only to the extent that costs have been incurred.

Unbilled contract revenue

Unbilled contract revenue included in Work In Progress represents revenue earned by the Company in advance of being billable under customer contract terms. Under the terms of some current contracts, the Company cannot bill the municipality until the court has collected the citation fine. Management records unbilled contract revenue in these situations, based upon a historical pattern of collections by the courts for the municipalities. The pattern of collections on these citations is continually reviewed and updated by management.

Deferred revenue

Deferred revenue arises from some contracts whereby the customer pays for services yet to be performed. Revenue is brought to account over the period in which these services are provided.

Interest revenue

Revenue is recorded at the point where the Company has the right to receive the interest payment.

(xii) Taxes

Deferred income tax is provided on all temporary differences at the Balance Sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- Except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized:

- Except where the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, and;
- In respect of deductible temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Tax Consolidation

For the purposes of income taxation, the directors of Redflex Holdings Limited and its 100% Australian owned subsidiaries have formed a tax consolidated Group from 1 July 2003. Members of the Group have entered into a tax sharing arrangement in order to allocate income tax expense to the wholly owned subsidiaries on a pro rata basis. In addition the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of GST except;

- Where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and

- Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(xiii) Share Based payment transactions

The Group provides benefits to employees (including Directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

Options previously granted to employees are measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date").

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. The opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled transaction is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(xiv) Interest Bearing Loans and Borrowings

All loans and borrowings are initially recorded at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

(xv) Government Grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual installments.

(xvi) Trade and Other Receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(xvii) Borrowing Costs

Borrowing costs are recognised as an expense when incurred.

(xviii) Derecognition of financial Instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. Borrowing costs are recognised as an expense when incurred.

(ixx) Earnings Per Share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options.

(d) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International financial reporting Standards" as follows:

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations (i.e. Business combinations that occurred before the date of transition to AIFRS).

Share based payment transactions - AASB 2 "Share-based payments" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemption from the requirement to restate comparative information for AASB 132 and AASB 139 - the Group has not elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to its comparative information.

(e) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting standards applicable before 1 January 2005 ("AGAAP") are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS.

	Consolidated		
	30 Jun 05	31 Dec 04	01 Jul 04
	$000	$000	$000
Total equity under AGAAP	**60,717**	**56,797**	**49,185**
Adjustments to equity			
Write-back of goodwill amortisation (A)	60	40	0
Reversal of capitalised research costs (B)	(1,937)	(1,423)	(1,159)
Tax effect on Foreign Currency Translation Reserve	972	526	0
Tax effect of capitalised research costs (C)	581	0	348
Total equity under AIFRS	**60,393**	**55,940**	**48,026**

(A) Goodwill is not amortised under AASB 3 "Business Combinations", but was amortised under AGAAP.

(B) Costs incurred in the research phase of the development of an internally generated intangible are expensed under AASB 138 "Intangible Assets". Under AGAAP some research costs were able to be capitalised.

(C) The tax effect of the adjustments (notes (A) to (C)) has not resulted in a reduction of deferred tax expense for the year ended 30 June 2005 and the half-year ended 31 December 2004 respectively as the Group did not recognise full tax effect accounting until 30 June 2005.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS.

	Consolidated	
	Year ended 30 Jun 05	Half-year ended 31 Dec 04
	$000	$000
Profit after tax as previously reported	9,000	3,963
Adjustments to equity		
Write-back of goodwill amortisation (A)	40	20
Expensing of share based payments (B)	(582)	(291)
Reversal of capitalised research costs (C)	(705)	(265)
Tax effect of capitalised research costs (D)	212	0
Profit after tax under AIFRS	7,965	3,427

(A) Goodwill is not amortised under AASB 3 "Business Combinations", but was amortised under AGAAP.

(B) Share-based payment costs are charged to the income statement under AASB 2 "Share-based Payments" but not under AGAAP.

(C) Costs incurred in the research phase of the development of an internally generated intangible are expensed under AASB 138 "Intangible Assets". Under AGAAP some research costs were able to be capitalised.

(D) The tax effect of the adjustments (notes (A) to (C)) has resulted in a reduction of $788,000 and $619,000 in deferred tax expense for the year ended 30 June 2005 and the half-year ended 31 December 2004 respectively.

(iii) Explanation of material adjustments to the cash flow statements
There are no material adjustments to the cash flow statements.

		Consolidated Entity	
		31-Dec-05 $000	31-Dec-04 $000
NOTE 2	REVENUE		
	Sale of goods & services	18,708	8,105
	Fee for service contracts	17,494	13,643
	Interest from other persons	384	38
	Total revenue	**36,586**	**21,786**

		Consolidated Entity	
		31-Dec-05	31-Dec-04
		$000	$000
NOTE 3	**EXPENSES AND LOSSES**		
	Salaries & Wage Expense	13,789	7,965
	Depreciation of Plant & Equipment	4,254	2,893
	Amortisation of Intangibles	633	573
	Materials & Consumables used	7,427	3,567
	Outlays Capitalised in Intangibles	(1,643)	(925)
	Provision for Obsolescence and Warranty	157	252
	Borrowing costs	765	239
	Occupancy Costs	683	512
	Operating Lease Rental	238	262
	Other Expenses	1,938	3,049
	Total Expenses	**28,241**	**18,387**

		Total number	Number quoted	Issue price per security	Amount paid up per security
NOTE 4	ISSUED CAPITAL				
	Ordinary shares	**86,851,050**	**86,851,050**		
	Changes during current period				
	(a) Increases through issues	0	0	0	0
	Conversion of employee options				
	RDFAT	56,000	56,000	$2.671	$2.671
	RDFAR	600,000	600,000	$0.50	$0.50
	RDFAS	535,000	535,000	$0.616	$0.616
	(b) Decreases through returns of capital, buybacks	0	0	0	0
	Options	3,647,000	0	0	0
	Issued during current period				
	Employee Options	0	0	0	0
	Exercised during current period				
	RDFAM	56,000	56,000	$2.671	$2.671
	RDFAR	600,000	600,000	$0.50	$0.50
	RDFAS	535,000	535,000	$0.616	$0.616
	Expired during current period	0	0		

Movements in Shares on Issue	Number of Shares	$000
Beginning of the Financial Year	85,660,050	79,900
Share-based payments	0	109
Conversion of options	1,191,000	777
	86,851,050	**80,786**

NOTE 5 SEGMENT NOTE

(a) Business Segments

	Corporate		Communications		Traffic		Total	
	31-Dec-05 $(000)	31-Dec-04 $(000)	31-Dec-05 $(000)	31-Dec-04 $(000)	31-Dec-05 $(000)	31-Dec-04 $(000)	31-Dec-05 $(000)	31-Dec-04 $(000)
Sale of goods & services	384	14	13,163	3,407	5,545	4,722	19,092	8,143
Fee for service contracts	0	0	0	0	17494	13,643	17,494	13,643
Total revenue	384	14	13,163	3,407	23,039	18,365	36,586	21,786
EBITDA	(1,600)	(1,533)	6,111	1,169	8,814	8,055	13,325	7,691
Consolidated operating profit before tax	(1,165)	(1,368)	5,725	470	3,785	4,367	8,345	3,469

(b) Geographical segments

	Australia		USA		Other		Total	
	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)	$(000)
Sale of goods & services	6,114	3,141	12,104	2,945	874	2,057	19,092	8,143
Fee for service contracts	0	0	17,494	13,643	0	0	17,494	13,643
Total revenue	6,114	3,141	29,598	16,588	874	2,057	36,586	21,786

The consolidated entity's companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and servicing different markets.

The Traffic Division operates within two key markets, the USA and Australia. The USA Traffic business is predominantly a Build Own Operate Maintain business providing fully outsourced traffic enforcement programs to cities and townships.

The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The Communications business involves the sale of a variety of communication based solutions to world markets, often via USA based prime contractors.

The segmental split segregates the primary business units into revenue from recurring fee for service business and revenue related to the sale of goods and services.

The geographical split recognises the countries in which the work is transacted.

The corporate division represents the Group's Head Office which is based in Melbourne, Australia.

NOTE 6 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

There has been no change in contingent assets or liabilities since 30 June, 2005.

NOTE 7 EVENTS SUBSEQUENT TO 31 DECEMBER 2005

There have been no events of a material nature subsequent to 31 December 2005 that are likely to have an impact on the results and not otherwise dealt with in this report.

In accordance with a resolution of the Directors of Redflex Holdings Limited, I state that:

In the opinion of the Directors,

(a) the financial statements and notes of the consolidated entity:

(i) gives a true and fair view of the financial position as at 31 December 2005 and the performance for the half-year ended on that date of the consolidated entity, and

(ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Graham W Davie

Director

Redflex Holdings Limited

ABN 96 069 306 216

27 February 2006



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent review report to members of Redflex Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules for the consolidated entity comprising both Redflex Holdings Limited (the company) and the entities it controlled during the half-year, and the directors' declaration, for the company, for the half-year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*, and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the ASX and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, as defined in the scope section, of the consolidated entity Redflex Holdings Limited and the entities it controlled during the half-year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia and the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

Ernst & Young

David Petersen
Partner
Melbourne

27 February 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	135,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6206 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of RDFAS unlisted employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 February 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	87,186,974	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee shares fully paid (RDFAI)
60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
900,000	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)
1,190,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

The City of Duncanville Texas Partners with Redflex to Save Lives

13 February 2006

Building on our momentum across Texas, the City of Duncanville and Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, have executed an agreement to provide a full turnkey red-light photo enforcement program to help substantially increase public safety.

"We are extremely pleased to announce that with the execution of the Duncanville contract, Redflex has a perfect track record of securing contracts across Texas. Over the last 12 months, we have executed 100% on contracts signed in the great State of Texas. Cities are responding to our superior technology and our proven results as the largest photo enforcement provider not only in Texas but across the USA" Karen Finley, Redflex Traffic Systems Inc. CEO said.

The new contract is for a term of three years with three, one-year automatic extension options. The contract scope is for the implementation of red light photo enforcement in up to 15 intersections.

Located in Dallas County with a population in excess of 36,000, Duncanville is situated in the Dallas-Ft. Worth area.

Duncanville Police Chief Jack Long said "I have been interested in automated red light enforcement for some time. We did a search of companies that provided this type of service and selected Redflex Traffic Systems. Redflex has been very professional and extremely helpful during this process. I am excited about the partnership we have built with Redflex over the last several months. I am looking forward to working closely with Redflex as we reduce red light violations, saving lives and protecting property."

Redflex Traffic Systems Inc has contracts with 97 cities world-wide and 81 USA cities under contract and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red-light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
0011-1-480-998 4442